SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No._)


                                   Foxby Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   351645 106
                                 (CUSIP Number)


                          INVESTOR SERVICE CENTER, INC.
                          11 Hanover Square, 12th Floor
                               New York, NY 10005
                            Attn: Monica Pelaez, Esq.
                                 1-212-363-1100
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 April 29, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                   Investor Service Center, Inc. / 13-3321855

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          167,800 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     167,800 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount  Beneficially  Owned by Each Reporting Person
                                                                  167,800 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    6.45%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 BD

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                     Winmill & Co. Incorporated / 13-1897916

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          WC

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                               Delaware

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          167,800 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     167,800 Shares


--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  167,800 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    6.45%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 HC

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------


1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Bassett S. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                                         0

--------------------------------------------------------------------------------

8    Shared Voting Power                                          167,800 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                                    0

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     167,800 Shares

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  167,800 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    6.45%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

--------------
|Number of    |
|Shares       |
|Beneficially |
|Owned by     |
|Each         |
|Reporting    |
|Person with  |
--------------

1 Names of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Thomas B. Winmill

--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds                                                          PF

--------------------------------------------------------------------------------

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

--------------------------------------------------------------------------------

6    Citizenship or Place of Organization                                    USA

--------------------------------------------------------------------------------

7    Sole Voting Power                                                200 Shares

--------------------------------------------------------------------------------

8    Shared Voting Power                                          168,000 Shares

--------------------------------------------------------------------------------

9    Sole Dispositive Power                                           200 Shares

--------------------------------------------------------------------------------

10   Shared Dispositive Power                                     168,000 Shares

--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                  168,000 Shares

--------------------------------------------------------------------------------

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares / X /

--------------------------------------------------------------------------------

13   Percent of Class Represented by Amount in Row (11)                    6.45%

--------------------------------------------------------------------------------

14   Type of Reporting Person                                                 IN

--------------------------------------------------------------------------------

ITEM 1                  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of Common Stock of Foxby Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 11 Hanover Square, New York, NY 10005.


Principal Executive Officers of Issuer                  Title
--------------------------------------  ----------------------------------------
William G. Vohrer                                                      Treasurer
Monica Pelaez                                                          Secretary
Thomas B. Winmill                                                      President

ITEM 2.                 IDENTITY AND BACKGROUND

     (a) - (c) This Schedule 13D is being filed by Investor Service Center, Inc. (a Delaware corporation), a registered broker/dealer ("ISC"), Winmill & Co. Incorporated (a Delaware coporation), a publicly owned company whose securities are listed on Nasdaq and traded in the over-the-counter market ("WCI"), Bassett
S. Winmill and Thomas B. Winmill (the "Reporting Persons"). The address of each is 11 Hanover Square, New York, NY 10005. Further information is attached in Exhibit A.

     (d)  None

     (e)  None

     (f)  ISC and WCI are Delaware corporations. Bassett S. Winmill and Thomas
          B. Winmill are citizens of the U.S.A.

ITEM 3.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     ISC and WCI used working capital. Bassett S. Winmill and Thomas B. Winmill used personal funds.

ITEM 4.                 PURPOSE OF TRANSACTION

     The Reporting Persons acquired the Shares for investment purposes.

     Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER

(A) As of May 10, 2004, the Reporting Persons believe there are 2,602,847 shares of Common Stock outstanding. ISC, WCI and Bassett S. Winmill are the beneficial owners of 167,800 shares of Common Stock which constitute approximately 6.45% of the outstanding shares of Common Stock. Thomas B. Winmill may be deemed to be the beneficial owner of 168,000 shares of Common Stock which constitute approximately 6.45% of the outstanding shares of Common Stock. ISC, WCI and Bassett S. Winmill disclaim beneficial ownership of shares held by Thomas B. Winmill. Thomas B. Winmill disclaims beneficial ownership of shares held by ISC, WCI and Bassett S. Winmill.

(B) Power to vote and to dispose of the securities resides with the Reporting Persons.

(C) During the last sixty days, the following transactions were effected in the common stock of the Issuer:

                                                                                       Where and How
                                                      Number of                         Transaction
Reporting Person          Date          Buy/Sell       Shares     Price Per Share        Effected
------------------ ------------------ -------------- ----------- ------------------- -------------------
ISC                      04/23/04         Buy          1,000           2.29                AMEX
ISC                      04/28/04         Buy            600           2.27                AMEX
ISC                      04/29/04         Buy          9,400           2.27                AMEX
ISC                      04/30/04         Buy         30,000           2.29                AMEX
ISC                      05/05/04         Buy            700           2.24                AMEX
ISC                      05/06/04         Buy          1,000           2.20                AMEX


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     ISC is a wholly owned subsidiary of WCI. WCI is a New York based holding company. Bassett S. Winmill may be deemed a controlling person of WCI and, therefore, may be deemed a controlling person of ISC. Thomas B. Winmill may be deemed a controlling person of WCI, ISC and the Issuer. Another wholly owned subsidiary of WCI is CEF Advisers, Inc. ("CEF"), the investment manager of the Issuer.

     Effective July 12, 2002, the Issuer retained CEF Advisers, Inc. as its Investment Manager. Previously, LCM Capital Management, Inc. ("LCM") was the manager. Under the terms of the Investment Management Agreement, the Issuer pays the Investment Manager a fee for its services at the annual rate of 1.00% of the Fund's average daily net assets. The fee is accrued each calendar day and the sum of the daily fee accruals is paid monthly. The daily fee accrual is computed by multiplying 1/365 by the annual rate and multiplying the product by the net asset value of the Fund as of the close of business on the previous day. LCM's fee was substantially similar. Certain officers and directors of the Fund are officers and directors of the Investment Manager. The Fund reimbursed the Investment Manager $55,189 for providing certain administrative and accounting service at cost during the year ended December 31, 2003.

     Bassett S. Winmill, a Reporting Person, may be deemed a controlling person of WCI, ISC and CEF. Thomas B. Winmill is a director and officer of WCI, ISC, CEF, and the Issuer. Each of William G. Vohrer and Monica Pelaez are officers of WCI, ISC, CEF, and the Issuer. The Issuer has an audit committee comprised of directors James E. Hunt, David R. Stack and Peter K. Werner, the function of which is routinely to review financial statements and other audit-related matters as they arise throughout the year. The Issuer has an executive committee comprised of Thomas B. Winmill.

     The Issuer uses the name Foxby pursuant to a royalty free, non-exclusive license from WCI. The license may be withdrawn by WCI at any time in its sole discretion.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

   Exhibit A:     Certain information concerning the Issuer's and ISC's
                  directors and executive officers.

   Exhibit B:     The investment management agreement between the Issuer and
                  CEF Advisers, Inc.

   Exhibit C:     Agreement to file SC 13D jointly.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004

                                                INVESTOR SERVICE CENTER, INC.

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill
                                                Title: President


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004

                                                WINMILL & CO. INCORPORATED

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill
                                                Title: President


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004

                                                By: /s/ Thomas B. Winmill on
                                                    behalf of Bassett S. Winmill
                                                    by Power of Attorney signed
                                                    12/11/01
                                                Name: Thomas B. Winmill


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2004

                                                By: /s/ Thomas B. Winmill
                                                Name: Thomas B. Winmill

                                    EXHIBIT A

     The business address for all entities and individuals listed in this Exhibit A is 11 Hanover Square, 12th Floor, New York, NY 10005.

     Investor Service Center, Inc. ("ISC") and CEF Advisers, Inc. ("CEF") are wholly-owned subsidiaries of Winmill & Co. Incorporated ("WCI"), a publicly-owned company whose securities are listed on The Nasdaq Stock Market. Bassett S. Winmill may be deemed a controlling person of WCI on the basis of his ownership of 100% of WCI's voting stock and, therefore, of ISC and CEF. Thomas
B. Winmill may be deemed a controlling person of ISC, WCI, the Issuer and CEF on the basis of his position as President of each.

     The directors of ISC are William G. Vohrer and Thomas B. Winmill. The directors of CEF are Robert D. Anderson, Bassett S. Winmill and Thomas B. Winmill. The directors of WCI are Robert D. Anderson, Charles A. Carroll, Edward
G. Webb, Bassett S. Winmill, Mark C. Winmill, and Thomas B. Winmill. The directors of the Issuer are James E. Hunt, David R. Stack, Peter K. Werner and Thomas B. Winmill.

     Information relevant to each director of the Issuer deemed to be a employee director of the Issuer:

                                                                       Issuer
Name of Certain Issuer  Director,  Principal  Occupation and          Director
 Business Experience for Past Five Years                               Since
--------------------------------------------------------------------------------

THOMAS B. WINMILL -- He is President of the Issuer,  as well            2002
as the other investment  companies in the Investment Company
Complex, and of WCI and certain of its affiliates. He also is President and a Director of ISC. He is a member of the New York State Bar and the SEC Rules Committee of the
Investment  Company  Institute.  He is a son of  Bassett  S.
Winmill. He was born June 25, 1959.

     The non-director executive officers of the Issuer and/or director/officers of WCI, and their relevant biographical information are set forth below:

     WILLIAM G. VOHRER - Chief Accounting Officer, Chief Financial Officer, Treasurer and Vice President of the Investment Company Complex, WCI and ISC since February 2001 and of the Issuer since July 2002. From 1999 to 2001, he was an independent consultant specializing in accounting matters. From 1994 to 1999 he was Chief Financial Officer and Financial Operations Principal for Nafinsa Securities, Inc., a Mexican Securities broker/dealer. He was born on August 14, 1950.

     MONICA PELAEZ - Vice President, Secretary, Associate General Counsel, and Chief Compliance Officer. She is Vice President, Secretary, and Chief Compliance Officer of the Investment Company Complex, WCI, ISC and the Issuer. She earned her Juris Doctor from St. John's University School of Law. She is a member of the New York State Bar. She was born November 5, 1971.

     The following table presents certain information regarding the beneficial ownership of the Issuer's shares as of May 10, 2004 by each foregoing officer and/or director of the Issuer.


           Name of Officer or Director         Number of Shares
           -----------------------------------------------------
           Bassett S. Winmill                     167,800
           Thomas B. Winmill                      168,000
           William G. Vohrer                            0
           Monica Pelaez                                0

                                   EXHIBIT B

                         INVESTMENT MANAGEMENT AGREEMENT

     AGREEMENT made on March 25, 2004, by and between Foxby Corp., a Maryland corporation (the "Fund") and CEF Advisers, Inc., a Delaware corporation (the "Investment Manager").

     WHEREAS the Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end management investment company; and

     WHEREAS, the Fund desires to retain the Investment Manager to furnish certain investment advisory and portfolio management services to the Fund, and the Investment Manager desires to furnish such services;

     NOW THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is hereby agreed between the parties hereto as follows:

1. The Fund hereby employs the Investment Manager to manage the investment and reinvestment of its assets, including the regular furnishing of advice with respect to the Fund's portfolio transactions subject at all times to the control and oversight of the Fund's Board of Directors, for the period and on the terms set forth in this Agreement. The Investment Manager hereby accepts such employment and agrees during such period to render the services and to assume the obligations herein set forth, for the compensation herein provided. The Investment Manager shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way, or otherwise be deemed an agent of the Fund. The Investment Manager may enter into a contract ("Subadvisory Agreement") with an investment adviser in which the Investment Manager delegates to such investment adviser any or all of its duties specified in this Paragraph 1, provided that such Subadvisory Agreement meets all requirements of the 1940 Act and rules thereunder.

2. The Fund assumes and shall pay all the expenses required for the conduct of its business including, but not limited to, salaries of administrative and clerical personnel, brokerage commissions, taxes, insurance, fees of the transfer agent, custodian, legal counsel and auditors, association fees, costs of filing, printing and mailing proxies, reports and notices to shareholders, preparing, filing and printing the prospectus and statement of additional information, payment of dividends, costs of stock certificates, costs of shareholders meetings, fees of the independent directors, necessary office space rental, all expenses relating to the registration or qualification of shares of the Fund under applicable Blue Sky laws and reasonable fees and expenses of counsel in connection with such registration and qualification and such non-recurring expenses as may arise, including, without limitation, actions, suits or proceedings affecting the Fund and the legal obligation which the Fund may have to indemnify its officers and directors with respect thereto.

3. If requested by the Fund's Board of Directors, the Investment Manager may provide other services to the Fund such as, without limitation, the functions of billing, accounting, certain shareholder communications and services, administering state and Federal registrations, filings and controls and other administrative services. Any services so requested and performed will be for the account of the Fund and the costs of the Investment Manager in rendering such services shall be reimbursed by the Fund, subject to examination by those directors of the Fund who are not interested persons of the Investment Manager or any affiliate thereof.

4. The services of the Investment Manager are not to be deemed exclusive, and the Investment Manager shall be free to render similar services to others in addition to the Fund so long as its services hereunder are not impaired thereby.

5. The Investment Manager shall create and maintain all necessary books and records in accordance with all applicable laws, rules and regulations, including but not limited to records required by Section 31(a) of the 1940 Act and the rules thereunder, as the same may be amended from time to time, pertaining to the investment management services performed by it hereunder and not otherwise created and maintained by another party pursuant to a written contract with the Fund. Where applicable, such records shall be maintained by the Investment Manager for the periods and in the places required by Rule 31a-2 under the 1940 Act. The books and records pertaining to the Fund which are in the possession of the Investment Manager shall be the property of the Fund. The Fund, or the Fund's authorized representatives, shall have access to such books and records at all times during the Investment Manager's normal business hours. Upon the reasonable request of the Fund, copies of any such books and records shall be provided by the Investment Manager to the Fund or the Fund's authorized representatives.

6. The Fund will pay the Investment Manager a fee for its services (the "Advisory Fee") at the annual rate of 1.00% of the Fund's average daily net assets. The Advisory Fee shall be accrued each calendar day during the term of this Agreement and the sum of the daily fee accruals shall be paid monthly as soon as practicable following the last day of each month. The daily fee accruals will be computed by multiplying 1/365 by the annual rate and multiplying the product by the net asset value of the Fund as determined in accordance with the Fund's registration statement as of the close of business on the previous day on which the American Stock Exchange (or such other exchange on which the Fund's shares are principally traded) was open for business, or in such other manner as the parties agree. The Investment Manager may from time to time and for such periods as it deems appropriate reduce its compensation and/or assume expenses of the Fund. If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be pro-rated according to the proportion which such period bears to the full month in which such effectiveness or termination occurs.

7. The Investment Manager shall direct portfolio transactions to broker/dealers for execution on terms and at rates which it believes, in good faith, to be reasonable in view of the overall nature and quality of services provided by a particular broker/dealer, including brokerage and research services and sales of shares of the Fund and shares of other investment companies or series thereof for which the Investment Manager or an affiliate thereof serves as investment adviser. The Investment Manager may also allocate portfolio transactions to broker/dealers that remit a portion of their commissions as a credit against Fund expenses. With respect to brokerage and research services, the Investment Manager may consider in the selection of broker/dealers brokerage or research provided and payment may be made of a fee higher than that charged by another broker/dealer which does not furnish brokerage or research services or which furnishes brokerage or research services deemed to be of lesser value, so long as the criteria of Section 28(e) of the Securities Exchange Act of 1934, as amended, or other applicable laws are met. Although the Investment Manager may direct portfolio transactions without necessarily obtaining the lowest price at which such broker/dealer, or another, may be willing to do business, the Investment Manager shall seek the best value for the Fund on each trade that circumstances in the market place permit, including the value inherent in on-going relationships with quality brokers. To the extent any such brokerage or research services may be deemed to be additional compensation to the Investment Manager from the Fund, it is authorized by this Agreement. The Investment Manager may place brokerage for the Fund through an affiliate of the Investment Manager, provided that: the Fund not deal with such affiliate in any transaction in which such affiliate acts as principal; the commissions, fees or other remuneration received by such affiliate be reasonable and fair compared to the commissions, fees or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time; and such brokerage be undertaken in compliance with applicable law. The Investment Manager's fees under this Agreement shall not be reduced by reason of any commissions, fees or other remuneration received by such affiliate from the Fund.

8.A. This Agreement shall become effective upon the date hereinabove written provided that this Agreement shall not take effect unless it has first been approved (i) by a vote of a majority of the Directors of the Fund who are not parties to this Agreement, or interested persons of any such party and (ii) by vote of a majority of the Fund's outstanding voting securities.

B. Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the above written date. Thereafter, if not terminated, this Agreement shall continue automatically for successive periods of twelve months each, provided that such continuance is specifically approved at least annually (i) by a vote of a majority of the Directors of the Fund who are not parties to this Agreement, or interested persons of any such party and (ii) by the Board of Directors of the Fund or by vote of a majority of the outstanding voting securities of the Fund.

C. This Agreement may be terminated without penalty at any time either by vote of the Board of Directors of the Fund or by vote of a majority of the Fund's outstanding voting securities on 60 days' written notice to the Investment Manager, or by the Investment Manager on 60 days' written notice to the Fund. This Agreement shall immediately terminate in the event of its assignment.

9. The Investment Manager shall not be liable to the Fund or any shareholder of the Fund for any error of judgment or mistake of law or for any loss suffered by the Fund or the Fund's shareholders in connection with the matters to which this Agreement relates, but nothing herein contained shall be construed to protect the Investment Manager against any liability to the Fund or the Fund's shareholders by reason of willful misfeasance, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of obligations and duties under this Agreement.

10. As used in this Agreement, the terms "interested person," "assignment," and "majority of the outstanding voting securities" shall have the meanings provided therefor in the 1940 Act, and the rules and regulations thereunder.

11. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement, with respect to the subject hereof whether oral or written. If any provision of this Agreement shall be held or made invalid by a court or regulatory agency, decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.

12. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, provided, however, that nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or regulation promulgated thereunder.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

ATTEST:                                 FOXBY CORP.

/s/ Monica Pelaez                       By: /s/ Thomas B. Winmill
------------------------------------    ------------------------------------


ATTEST:                                 CEF ADVISERS, INC.

/s/ Irene K. Kawczynski                 By: /s/ William G. Vohrer
------------------------------------    ------------------------------------

                                   EXHIBIT C

                                   AGREEMENT

     AGREEMENT dated as of May 10, 2004 between Investor Service Center, Inc., a Delaware corporation ("ISC"), Winmill & Co. Incorporated, a Delaware Corporation ("WCI"), Bassett S. Winmill and Thomas B. Winmill.

     WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), the parties hereto have decided to satisfy their filing obligations under the 1934 Act by a single joint filing:

     NOW, THEREFORE, the undersigned hereby agree as follows:

     1. The Schedule 13D and all amendments thereto with respect to Foxby Corp. to which this is attached as Exhibit C are filed on behalf of ISC, WCI, Bassett S. Winmill and Thomas B. Winmill.

     2. Each of ISC, WCI, Bassett S. Winmill and Thomas B. Winmill is responsible for the completeness and accuracy of the information concerning such person contained therein; provided that each person is not responsible for the completeness or accuracy of the information concerning any other person making such filing, unless such person knows or has reason to believe that such information is accurate.

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.


                                            INVESTOR SERVICE CENTER, INC.

                                            /s/ Thomas B. Winmill
                                            ----------------------------------
                                            By: Thomas B. Winmill, President

                                            WINMILL & CO. INCORPORATED

                                            /s/ Thomas B. Winmill
                                            ----------------------------------
                                            By: Thomas B. Winmill, President

                                            BASSETT S. WINMILL

                                            /s/ Thomas B. Winmill on behalf
                                                of Bassett S. Winmill by Power
                                                of Attorney signed 12/11/01
                                            ----------------------------------
                                            By: Thomas B. Winmill

                                            THOMAS B. WINMILL

                                            /s/ Thomas B. Winmill
                                            ----------------------------------
                                            By: Thomas B. Winmill